                                             As filed pursuant to Rule 424(b)(3)
                                                     Registration No. 333-122020

PROSPECTUS

                           MicroFinancial Incorporated

                         452,342 shares of common stock

We are registering 452,342 shares of our common stock which may be issued upon exercise of warrants, all of which may be sold from time to time by the selling stockholders named in this prospectus.

This prospectus is part of a registration statement that we filed with the SEC using the shelf registration process. This prospectus may also be used by the selling stockholders' pledgees, donees, transferees or other successors in interest that receive such shares as a gift, partnership distribution or other non-sale related transfer. See the section entitled "Selling Stockholders" on page 12 for information about each selling stockholder's holdings before and after the offering. We issued the warrants to the selling stockholders in transactions not involving any public offering.

The selling stockholders may sell these shares from time to time on the over-the-counter market in regular brokerage transactions, in transactions directly with market makers or in privately negotiated transactions. The brokers or dealers through or to whom the shares of common stock may be sold may be deemed underwriters of the shares within the meaning of the Securities Act of 1933, in which event all brokerage commissions or discounts and other compensation received by those brokers or dealers may be deemed to be underwriting compensation. To the extent required, the names of any underwriters and applicable commissions or discounts and any other required information with respect to any particular sale will be set forth in an accompanying prospectus supplement.

For additional information on the methods of sale that may be used by the selling stockholders, see the section entitled "Plan of Distribution" on page
14. We will not receive any of the proceeds from the sale of these shares. We will bear the costs relating to the registration of these shares.

Our shares of common stock are quoted on The New York Stock Exchange under the symbol "MFI". On January 27, 2005, the last sale price of our common stock was $3.76 per share.

            THIS OFFERING INVOLVES MATERIAL RISKS. SEE "RISK FACTORS"
                             BEGINNING ON PAGE 4.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                The date of this prospectus is January 31, 2005.

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
                                TABLE OF CONTENTS
                                                                                        PAGE
                                                                                        ----
FORWARD-LOOKING STATEMENTS                                                              iii
PROSPECTUS SUMMARY                                                                        1
RISK FACTORS                                                                              4
USE OF PROCEEDS                                                                          11
SELLING STOCKHOLDERS                                                                     12
PLAN OF DISTRIBUTION                                                                     14
LEGAL MATTERS                                                                            16
EXPERTS                                                                                  16
WHERE YOU CAN FIND MORE INFORMATION                                                      16

YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS AND IN ANY ACCOMPANYING PROSPECTUS SUPPLEMENT. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH DIFFERENT INFORMATION. THE SHARES OF COMMON STOCK ARE NOT BEING OFFERED IN ANY JURISDICTION WHERE THE OFFER IS NOT PERMITTED. YOU SHOULD NOT ASSUME THAT THE INFORMATION IN THIS PROSPECTUS OR ANY PROSPECTUS SUPPLEMENT IS ACCURATE AS OF ANY DATE OTHER THAN THE DATE ON THE FRONT OF THE DOCUMENTS.

                           FORWARD-LOOKING STATEMENTS

The information contained in this prospectus, other than historical information, may include forward-looking statements as defined in the Private Securities Reform Act of 1995. Words such as "may," "will," "expect," "intend," "anticipate," "believe," "estimate," "continue," "plan" and similar expressions in this report identify forward-looking statements. The forward-looking statements are based on current views of management with respect to future events and financial performance. Actual results may differ materially from those projected in the forward-looking statements. The forward-looking statements are subject to risks, uncertainties and assumptions, including, among other things, those associated with:

      - our dependence on point of sale authorization systems and expansion into new markets;

      -     our significant capital requirements;

      - our ability or inability to obtain the financing we need in order to continue originating new contracts;

      -     the risks of defaults on our leases;

      -     possible adverse consequences associated with our collection policy;

      -     the effect of higher interest rates on our portfolio;

      -     increasing competition;

      - increased governmental regulation of the rates and methods we use in financing and collecting our leases and loans;

      -     acquiring other portfolios or companies;

      -     dependence on key personnel;

      - adverse results in litigation and regulatory matters, or promulgation of new or enhanced legislation or regulations; and

      -     general economic and business conditions.

The risk factors above and those under "Risk Factors" beginning on page 4, as well as any other cautionary language included in this prospectus, provide examples of risks, uncertainties and events that may cause our actual results to differ materially from the expectations we described in our forward-looking statements. Many of these factors are significantly beyond our control. We do not undertake any obligation to publicly release the result of any revisions to these forward-looking statements, which may be made to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

                               PROSPECTUS SUMMARY

OUR BUSINESS

General

MicroFinancial Incorporated was formed as a Massachusetts corporation on January 27, 1987. We operate primarily through our wholly-owned subsidiaries, Leasecomm Corporation and TimePayment Corp. LLC, which are specialized commercial finance companies that primarily lease and rent "microticket" equipment and provide other financing services in amounts generally ranging from $400 to $15,000, with an average amount financed of approximately $1,900 and an average lease term of 44 months. Leasecomm Corporation started originating leases in January 1986 and TimePayment Corp. LLC started in July 2004. We have used proprietary software in developing a sophisticated, risk-adjusted pricing model and in automating our credit approval and collection systems, including a fully-automated, Internet-based application, credit scoring and approval process.

We provide financing to lessees which may have limited or few other sources of credit. We primarily lease and rent low-priced commercial equipment, which is used by these lessees in their daily operations. We do not market our services directly to lessees, but we source leasing transactions through a nationwide network of independent sales organizations and other dealer-based origination networks. We have funded our operations primarily through borrowings under our credit facilities, issuances of subordinated debt and on-balance sheet securitizations.

The majority of our leases are currently for authorization systems for point-of-sale, card-based payments by, for example, debit, credit and charge cards (any of which we call "POS authorization systems"). POS authorization systems require the use of a POS terminal capable of reading a cardholder's account information from the card's magnetic strip and combining this information with the amount of the sale entered via a POS terminal keypad, or POS software used on a personal computer to process a sale. The terminal electronically transmits this information over a communications network to a computer data center and then displays the returned authorization or verification response on the POS terminal. We also lease a wide variety of other equipment including advertising and display equipment, coffee machines, paging systems, water coolers and restaurant equipment.

We incurred net losses of $22.1 million and $15.7 million for the years ended December 31, 2002 and 2003, respectively. The net losses we incurred during the third and fourth quarters of 2002 caused us to be in default under certain debt covenants in our credit facility and securitization agreements. In addition, as of September 30, 2002, our credit facility failed to renew and consequently, we were forced to suspend substantially all new origination activity as of October 11, 2002. We have taken certain steps in an effort to improve our financial position. In June 2004, we secured a $10.0 million credit facility, comprised of a one-year $8.0 million line of credit and a $2.0 million three-year subordinated note, that enabled us to resume microticket contract originations. In conjunction with raising new capital, we also inaugurated a new wholly owned operating subsidiary, TimePayment Corp. LLC. On September 29, 2004, we secured a three-year, $30.0 million, senior secured revolving line of credit from CIT Commercial Services, a unit of CIT Group. This line of credit replaced the previous one year, $8 million line of credit obtained in June 2004 under more favorable terms and conditions including, but not limited to, pricing at prime plus 1.5% or LIBOR plus 4%. In addition, we retired the existing outstanding debt with the former bank group.

Management has also continued to take steps to reduce overhead, including a reduction in headcount from 203 at December 31, 2002 to 136 at December 31, 2003. During the nine months ended September 30, 2004, the employee headcount was further reduced to 102 in a continued effort to maintain an infrastructure that is aligned with current business conditions.

Through Leasecomm Corporation, we periodically finance our lease and service contracts, together with unguaranteed residuals, through securitizations using special purpose entities. The assets of such special purpose entities and cash collateral or other accounts created in connection with the financings in which they participate are not available to pay creditors of Leasecomm Corporation, TimePayment Corp. LLC, MicroFinancial Incorporated, or other affiliates. While Leasecomm Corporation generally does not sell its interests in leases, service contracts or loans to third parties after origination, we do, from time to time, contribute certain leases, service contracts, or loans to special-purpose entities for purposes of obtaining financing in connection with the related receivables. The

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contribution of such assets under the terms of such financings are intended to constitute "true sales" of such assets for bankruptcy purposes (meaning that such assets are legally isolated from Leasecomm Corporation). However, the special purpose entities to which such assets are contributed are required under generally accepted accounting principles to be consolidated in our financial statements. As a result, such assets and the related liability remain on the balance sheet and do not receive gain on sale treatment.

Recent Development

On May 28, 2004, we announced that we had dismissed Deloitte & Touche LLP as our independent auditors effective as of May 24, 2004, and that we had retained Vitale, Caturano & Co. as our new independent auditors effective as of the same date. The audit committee of our board of directors approved the change in our independent auditors.

Our executive offices are located at 10-M Commerce Way, Woburn, Massachusetts 01801. Our telephone number is (781) 994-4800, and our Internet address is www.microfinancial.com.

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THE OFFERING

Shares outstanding before the offering:       13,183,916 shares

Securities offered by selling stockholder:    Up to 452,342 shares, representing shares
                                              issuable by us upon exercise of warrants.

Shares outstanding after the offering:        Up to 13,636,258 shares, assuming exercise of
                                              all warrants.

Use of proceeds:                              If the selling stockholders exercise the
                                              warrants in full for cash to purchase the
                                              shares registered under this registration
                                              statement, we will receive gross proceeds of
                                              $1,420,367. Warrants held by one of the
                                              selling stockholders, representing the right
                                              to purchase up to 302,342 shares, may, at the
                                              holder's option, be exercised by making a
                                              payment in shares of our common stock instead
                                              of cash, in which case we would not receive
                                              any proceeds from the exercise. We intend to
                                              use any net proceeds we receive upon exercise
                                              of the warrants primarily for working capital
                                              and general corporate purposes.

                                  RISK FACTORS

You should carefully consider the risks described below before making an investment decision. The risks described below are not the only ones facing our company. Additional risks not presently known to us or that we currently believe are immaterial may also impair our business operations. Our business could be harmed by any of these risks. The trading price of our common stock could decline due to any of these risks and you may lose all or part of your investment. In assessing these risks, you should also refer to the other information contained or incorporated by reference in this prospectus, including our consolidated financial statements and related notes.

We depend on external financing to fund new leases and contracts, and adequate financing may not be available to us in amounts, together with our cash flow, sufficient to originate new leases.

Our lease and finance business is capital-intensive and requires access to substantial short-term and long-term credit to fund new leases, contracts and loans. We will continue to require significant additional capital to maintain and expand our volume of leases, contracts and loans funded, as well as to fund any future acquisitions of leasing companies or portfolios.

In addition, until recently we were required to pay down our existing debt under our former credit facility according to an agreed schedule. As of September 30, 2002, our credit facility failed to renew and consequently, we were forced to suspend substantially all new origination activity as of October 11, 2002. At December 31, 2002, we were in default of certain of our debt covenants in our then-existing credit facility. These covenants required that we maintain a certain ratio of fixed charges to consolidated earnings, a minimum consolidated tangible net worth, and compliance with a borrowing base. On April 14, 2003, we entered into a long-term agreement with our former lenders which waived the defaults described above, and in consideration for this waiver, required the outstanding balance of the loan to be repaid over a term of 22 months beginning in April 2003.

In June 2004, we secured a $10.0 million credit facility, comprised of a one-year $8.0 million line of credit and a $2.0 million three-year subordinated note, that enabled us to resume microticket contract originations. In conjunction with raising new capital, we formed a wholly owned operating subsidiary, TimePayment Corp. LLC. On September 29, 2004, we secured a three-year, $30.0 million, senior secured revolving line of credit from CIT Commercial Services, a unit of CIT Group. This line of credit replaced the previous one year, $8.0 million line of credit obtained in June 2004 under more favorable terms and conditions, including, but not limited to, pricing at prime plus 1.5% or LIBOR plus 4%. In addition, it retired the remaining outstanding debt with our former lenders.

Our uses of cash include the origination and acquisition of leases, contracts and loans, payment of interest expenses, repayment of borrowings under our credit facilities, subordinated debt and securitizations, payment of selling, general and administrative expenses, income taxes and capital expenditures. See "Prospectus Summary - Our Business."

Any default or other interruption of our external funding could have a material negative effect on our ability to fund new leases and contracts, and would have an adverse effect on our financial results.

Our external credit sources also provide essential liquidity, the loss of which may make it difficult for us to service our debt in a timely manner.

Our use of short-term and long-term credit, subordinated debt and on-balance sheet securitizations to fund new leases, contracts and loans means that we have substantial debt service obligations. Interest expense as a percentage of our revenue was 8.2% for fiscal year 2003 and 3.9% for the three months ended September 30, 2004, and may be expected to increase in the future as we borrow under our new facility to originate new loans. From time to time, we need to make short-term borrowings in order to make payments on our debt when due, in order to account for expected differences in timing between our required debt service payments and the payments we receive on leases and contracts. If we lose this source of liquidity, we may be unable to make payments on this debt when due. If we do not make payments on our debt when due, our lenders may be able to accelerate the payment of our outstanding debt, charge additional interest, suspend or terminate their lending commitments to us, or exercise other legal remedies, including the foreclosure on their collateral.

The delay in new originations caused by our former credit facility's failure to renew in 2002 has decreased the size of our portfolio and may continue to adversely affect our financial performance.

As a result of the failure of our credit facility to renew, in October 2002, we were forced to suspend virtually all new contract originations until we obtained a source of funding or at such time that the senior credit facility has been paid in full. During 2003, we were able to fund a very limited number of new contracts using our own free cash flow. The amount and timing of the new originations was restricted by both the amount of available cash, and the terms of our banking agreements. For example, total revenues for the year ended December 31, 2003 were $91.6 million, a decrease of $35.2 million, or 27.8%, from the year ended December 31, 2002. The decline in revenue was due to decreases of $22.1 million, or 41.7%, in income on financing leases and loans and $9.1 million, or 34.0%, in service fee and other income. In addition, rental revenue decreased $2.9 million or 7.7% and income on service contracts decreased $1.1 million, or 11.7%, as compared to such amounts in the previous year's period. The overall decrease in revenue can be attributed to the decrease in the overall size of our portfolio of leases, rentals and service contracts. The shrinking portfolio is a direct result of our decision during the third quarter of 2002 to cease funding new originations as a result of our former lenders not renewing the revolving credit facility on September 30, 2002. Our recently signed credit facilities in June and September 2004 have enabled us to resume contract originations. However, our contract originations may be constrained by the amount of financing available and this may have an adverse affect on our revenues. Even if we have the funding to originate new contracts, the absence of new contract origination from the period beginning in the third quarter of 2002 will have an affect on our portfolio and financial performance for some time, since we will not be collecting any payments from leases, contracts and loans that may have originated during that time had there been financing available. As the average age of the outstanding loans in our loan portfolio increased during that period, a greater portion of payments being made on those loans consisted of principal payments, and a lesser portion consisted of interest, which adversely impacts our revenue. It may take some time before the new contract and loan originations bring our loan portfolio's average age to the point where it was before we suspended new originations.

In addition, after we ceased funding new originations in 2002, we were required to terminate a number of our "front end" personnel, such as sales personnel, sales support personnel and credit personnel. As we begin to originate new contracts and loans in light of our new credit facilities, we may face challenges in building those competencies through new hires.

We are vulnerable to changes in the demand for the types of systems we lease or price reductions in such systems.

The majority of our leases are currently for authorization systems for point-of-sale (POS), card-based payments by, for example, debit, credit and charge cards. We also lease a wide variety of other equipment including advertising and display equipment, coffee machines, paging systems, water coolers and restaurant equipment. Reduced demand for financing of these types of equipment, in particular POS authorization systems, could adversely affect our lease volume, which in turn could have a material adverse effect on our business, financial condition and results of operations. Technological advances may lead to a decrease in the price of these types of systems or equipment and a consequent decline in the need for financing of such equipment. In addition, for POS authorization systems, business and technological changes could change the manner in which POS authorization is obtained. These changes could reduce the need for outside financing sources that would reduce our lease financing opportunities and origination volume in such products.

In the event that demand for financing POS authorization systems or other types of equipment that we lease declines, we will need to expand our efforts to provide lease financing for other products. There can be no assurance, however, that we will be able to do so successfully. Because many dealers specialize in particular products, we may not be able to capitalize on our current dealer relationships in the event we shift our business focus to originating leases of other products. Our failure to successfully enter into new relationships with dealers of other products or to extend existing relationships with such dealers in the event of reduced demand for financing of the systems and equipment we currently lease would have a material adverse effect on us.

Even if we had adequate financing, our expansion strategy may be affected by our limited sources for new originations and our inexperience with lending for new products.

Our revenue growth since the third quarter of 2002 has been severely affected by the failure of our former credit facility to renew and a lack of new financing prior to June 2004. Even with our new long-term line of credit, our principal growth strategy of expansion into new products and markets may be adversely affected by (i) our inability to re-establish old sources or cultivate new sources of originations and (ii) our inexperience with products with different characteristics from those we currently offer, including the type of obligor and the amount financed.

New Sources. A majority of our leases and contracts are originated through a network of dealers which deal exclusively in POS authorization systems. We are currently unable to capitalize on these relationships in originating leases for products other than POS authorization systems. In addition, we have lost contacts with some of our old sources during the time we had suspended new originations. Some of these dealers have found other financing sources during that time. We may face difficulties in re-establishing our relationships with such sources. Our failure to develop additional relationships with dealers of products which we lease or may seek to lease would hinder our growth strategy.

New Products. Our existing portfolio primarily consists of leases to owner-operated or other small commercial enterprises with little business history and limited or poor personal credit history at the owner level. These leases are characterized by small average monthly payments for equipment with limited residual value at the end of the lease term. Our ability to successfully underwrite new products with different characteristics is highly dependent on our ability (i) to successfully analyze the credit risk associated with the user of such new products so as to appropriately apply our risk-adjusted pricing to such products and (ii) to utilize our proprietary software to efficiently service and collect on our portfolio. We can give no assurance that we will be able to successfully manage these credit risk issues, which could have a material adverse effect on us.

We experience a significant rate of default under our leases, and a higher than expected default rate would have an adverse affect on our cash flow and earnings.

The credit characteristics of our lessee base correspond to a high incidence of delinquencies which in turn may lead to significant levels of defaults. Our receivables which were contractually past due by 31 days or more at December 31, 2003 and September 30, 2004 represented $95.3 million and $51.5 million, respectively, which represented 19.8% and 15%, respectively, of the cumulative amount billed at that date from the date of origination on all leases, service contracts and loans in our portfolio. (Receivables which were over 90 days past due represented 17.9% and 13.8%, respectively, of such cumulative amounts at that date.) Under our charge-off policy, cumulative net charge-offs from our inception to December 31, 2003 have totaled 16.45% of total cumulative receivables plus total billed fees over that period. The credit profile of our lessees heightens the importance to us of both pricing our leases, loans and contracts for risk assumed, as well as maintaining adequate reserves for losses. Significant defaults by lessees in excess of those we anticipate in setting our prices and reserve levels may adversely affect our cash flow and earnings. Reduced cash flow and earnings could limit our ability to repay debt, obtain financing and effect securitizations, which could have a material adverse effect on our business, financial condition and results of operations.

In addition to our usual practice of originating leases through our dealer relationships, from time to time we have purchased lease portfolios from dealers. While certain of these leases initially do not meet our underwriting standards, we often will purchase the leases once the lessee demonstrates a payment history. We will only acquire these smaller lease portfolios in situations where the company selling the portfolio will continue to act as a dealer following the acquisition. We have also completed the acquisition of six large POS authorization system lease and rental portfolios: two in 1996, one in 1998, one in 1999, one in 2000 and the acquisition of the rental and lease portfolio of Resource Leasing in 2001.

We may face adverse consequences of litigation, including consequences of using litigation as part of our collection policy.

Our use of litigation as a means of collection of unpaid receivables exposes us to counterclaims on our suits for collection, to class action lawsuits and to negative publicity surrounding our leasing and collection policies. We have been a defendant in attempted class action suits as well as counterclaims filed by individual obligors in attempts to dispute the enforceability of the lease, contract or loan. Any of this type of litigation may be time consuming and expensive to defend, even if not meritorious, may result in the diversion of management time and attention, and may subject us to significant liability for damages or result in invalidation of our proprietary rights. We believe our collection policies and use of litigation comply fully with all applicable laws. Because of our persistent enforcement of our leases, contracts and loans through the use of litigation, we may have created ill will toward us on the part of certain lessees and other obligors who were defendants in such lawsuits. Our litigation strategy has generated adverse local publicity in certain circumstances. Adverse publicity at a national level could negatively impact public perception of our business and may materially impact the price of our common stock. Any of these factors could adversely affect our business operations and financial results and condition.

In addition to legal proceedings that may arise out of our business activities, we may face other litigation. In October 2003, we were served with a purported class action complaint which was filed in the United States District Court for the District of Massachusetts alleging violations of federal securities law. The purported class would consist of all persons who purchased our securities between February 5, 1999 and October 30, 2002. The complaint asserts that during this period we made a series of materially false or misleading statements about our business, prospects and operations, including with respect to certain lease provisions, our course of dealings with our vendor/dealers, and our reserves for credit losses. In April 2004, an amended class action complaint was filed which added additional defendants and expanded upon the prior allegations with respect to us. We filed a motion to dismiss the amended complaint, which is awaiting decision by the court. Because of the uncertainties inherent in litigation, we cannot predict whether the outcome will have a material adverse effect on us. See our most recent quarterly report on Form 10-Q, incorporated by reference into this prospectus, for information about this and other legal proceedings in which we are currently involved.

Increased interest rates may make our leases, contracts or loans less profitable.

Since we generally funds our leases, contracts and loans through our credit facilities or from working capital, our operating margins could be adversely affected by an increase in interest rates. The implicit yield to us on all of its leases, contracts and loans is fixed due to the leases, contracts and loans having scheduled payments that are fixed at the time of origination. When we have in the past originated or acquired leases, contracts and loans, we based our pricing in part on the "spread" we expect to achieve between the implicit yield rate to us on each lease, contract and loan and the effective interest cost we will pay when we finance such leases, contracts and loans. Increases in interest rates during the term of each lease, contract and loan could narrow or eliminate the spread, or result in a negative spread, to the extent such lease, contract or loan was financed with floating-rate funding. We may undertake to hedge against the risk of interest rate increases, based on the size and interest rate profile of our portfolio. Such hedging activities, however, would limit our ability to participate in the benefits of lower interest rates with respect to the hedged portfolio. In addition, our hedging activities may not protect us from interest rate-related risks in all interest rate environments. Adverse developments resulting from changes in interest rates or hedging transactions could have a material adverse effect on our business, financial condition and results of operations.

An economic downturn may cause an increase in defaults under our leases and less demand for the commercial equipment we lease.

Further economic downturn could result in a decline in the demand for some of the types of equipment or services which we finance, which could lead additional defaults and to a decline in future originations. An economic downturn may slow the development and continued operation of small commercial businesses, which are the primary market for POS authorization systems and the other commercial equipment leased by us. Such a downturn could also adversely affect our ability to obtain capital to fund lease, contract and loan originations or acquisitions or to complete securitizations. In addition, such a downturn could result in an increase in delinquencies and defaults by our lessees and other obligors beyond the levels forecasted by us, which could have an adverse effect on our cash flow and earnings, as well as on our ability to securitize leases. These results could have a material adverse effect on our business, financial condition and results of operations.

Additionally, as of December 31, 2002 and 2003, leases in California, Florida, Texas, Massachusetts and New York accounted for approximately 42% and 40% of our portfolio respectively. Economic conditions in these states may affect the level of collections from, as well as delinquencies and defaults by, these obligors.

We may not be able to maintain our NYSE listing.

In February 2003, we were advised by the New York Stock Exchange (NYSE) that we were not in compliance with the NYSE's continued listing standards. Specifically, we did not meet the following requirements based on a consecutive thirty (30) day trading period: average market capitalization of not less than $15 million and a share price of not less than $1.00. In accordance with the continued listing criteria set forth by the NYSE, on April 1, 2003, we presented a plan which management believed had the potential to bring us back into compliance with the listing standards within the required timeframes. We were notified in July 2004 that we had been reinstated by the NYSE as a "company in good standing" under the NYSE listing standards then in effect. In accordance with the NYSE's guidelines, we will be subject to a twelve-month follow-up period to ensure that we remain in compliance with the NYSE continued listing standards. We have been notified of a proposed rule change by the NYSE which would modify the listing standards in a way that may cause us once again to fall under the continued listing standards. We continue to monitor the status of this proposed rule change, and any effect it might have on our compliance with continued listing standards going forward. If we are unable to maintain compliance with the NYSE listing standards, as they exist now or as they may be changed in the future, we may be required to transfer our listing to another exchange.

We face intense competition, which could cause us to lower our lease rates, hurt our origination volume and strategic position and adversely affect our financial results.

The microticket leasing and financing industry is highly competitive. We compete for customers with a number of national, regional and local banks and finance companies. Our competitors also include equipment manufacturers that lease or finance the sale of their own products. While the market for microticket financing has traditionally been fragmented, we could also be faced with competition from small- or large-ticket leasing companies that could use their expertise in those markets to enter and compete in the microticket financing market. Our competitors include larger, more established companies, some of which may possess substantially greater financial, marketing and operational resources than we, including lower cost of funds and access to capital markets and to other funding sources which may be unavailable to us. If a competitor were to lower lease rates, we could be forced to follow suit or be unable to regain origination volume, either of which would have a material adverse effect on our business, financial condition and results of operations. In addition, competitors may seek to replicate the automated processes used by us to monitor dealer performance, evaluate lessee credit information, appropriately apply risk-adjusted pricing, and efficiently service a nationwide portfolio. The development of computer software similar to that developed by us by or for our competitors may jeopardize our strategic position and allow such companies to operate more efficiently than we do.

Government regulation could restrict our business.

Our leasing business is not currently subject to extensive federal or state regulation. While we are not aware of any proposed legislation, the enactment of, or a change in the interpretation of, certain federal or state laws affecting our ability to price, originate or collect on receivables (such as the application of usury laws to our leases and contracts) could negatively affect the collection of income on its leases, contracts and loans, as well as the collection of fee income. Any such legislation or change in interpretation, particularly in Massachusetts, whose law governs the majority of our leases, contracts and loans, could have a material adverse effect on our ability to originate leases, contracts and loans at current levels of profitability, which in turn could have a material adverse effect on our business, financial condition or results of operations.

The Sarbanes-Oxley Act of 2002 requires companies such as us that are not expedited filers to comply with more stringent internal control system and monitoring requirements beginning in 2005. Compliance with this new requirement may place an expensive burden and significant time constraint on these companies with limited resources.

We may face risks in acquiring other portfolios and companies, including risks relating to how we finance any such acquisition or how we are able to assimilate any portfolios or operations we acquire.

A portion of our growth strategy depends on the consummation of acquisitions of leasing companies or portfolios. Our inability to identify suitable acquisition candidates or portfolios, or to complete acquisitions on favorable terms, could limit our ability to grow our business. Any major acquisition would require a significant portion of our resources. The timing, size and success, if at all, of our acquisition efforts and any associated capital commitments cannot be readily predicted. We may finance future acquisitions by using shares of our common stock, cash or a combination of the two. Any acquisition we make using common stock would result in dilution to existing stockholders. If the common stock does not maintain a sufficient market value, or if potential acquisition candidates are otherwise unwilling to accept common stock as part or all of the consideration for the sale of their businesses, we may be required to utilize more of our cash resources, if available, or to incur additional indebtedness in order to initiate and complete acquisitions. Additional debt, as well as the potential amortization expense related to goodwill and other intangible assets incurred as a result of any such acquisition, could have a material adverse effect on our business, financial condition or results of operations. In addition, certain of our credit facilities and subordinated debt agreements contain covenants that do not permit us to merge or consolidate into or with any other person or entity, issue any shares of our capital stock if, after giving effect to such issuance, certain shareholders cease to own or control specified percentages of our voting capital stock, create or acquire any subsidiaries other than certain permitted special purpose subsidiaries, or implement certain changes to our board of directors. These provisions could prevent us from making an acquisition using shares of our common stock as consideration.

We also may experience difficulties in the assimilation of the operations, services, products and personnel of acquired companies, an inability to sustain or improve the historical revenue levels of acquired companies, the diversion of management's attention from ongoing business operations, and the potential loss of key employees of such acquired companies. Any of the foregoing could have a material adverse effect on our business, financial condition or results of operations.

Our tax liability may increase or our financial condition may suffer as a result of ongoing audits.

We are currently undergoing a federal income tax audit with respect to our 1997 through 2002 tax years. The audit is the result of a federal income tax refund we received in 2003 of over $11 million. Our understanding is that any refund of this size requires a mandatory audit. We also received a refund of approximately $2.4 million in 2004 for tax year 2003, which is potentially subject to review as part of this process. We believe that we are entitled to the full amount of all refunds that we have received; however, as a result of the audit, the Internal Revenue Service may take a different position. If we were required to repay all or a significant portion of a tax refund, our tax liability for one or more tax years could increase and our financial condition could suffer as a result.

If we were to lose key personnel, our operating results may suffer or it may cause a default under our debt facilities.

Our success depends to a large extent upon the abilities and continued efforts of Richard Latour, President and Chief Executive Officer and James R. Jackson, Jr., Executive Vice President and Chief Financial Officer, and our other senior management. We have entered into employment agreements with Mr. Latour and Mr. Jackson. The loss of the services of one or more of the key members of our senior management before we are able to attract and retain qualified replacement personnel could have a material adverse effect on our financial condition and results of operations. In addition, under our credit facilities, an event of default would arise if Mr. Latour or Mr. Jackson were to leave their positions as our Chief Executive Officer and Chief Financial Officer, respectively, unless a suitable replacement were appointed within 60 days. Our failure to comply with these provisions could have a material adverse effect on our business, financial condition or results of operations.

Certain provisions of our articles and bylaws may have the effect of discouraging a change in control or acquisition of the company.

Our restated articles of organization and restated bylaws contain certain provisions that may have the effect of discouraging, delaying or preventing a change in control or unsolicited acquisition proposals that a stockholder might consider favorable, including (i) provisions authorizing the issuance of "blank check" preferred stock, (ii) providing for a Board of Directors with staggered terms, (iii) requiring super-majority or class voting to effect certain amendments to the articles and bylaws and to approve certain business combinations, (iv) limiting the persons who may call special stockholders' meetings and (v) establishing advance notice requirements for nominations for election to the Board of Directors or for proposing matters that can be acted upon at stockholders' meetings. In addition, certain provisions of Massachusetts law to which we are subject may have the effect of discouraging, delaying or preventing a change in control or an unsolicited acquisition proposals.

Our stock price may be volatile, which could limit our access to the equity markets and could cause you to incur losses on your investment.

Since 1999, our common stock has been publicly traded. Our stock has closed at prices ranging from a high of $16.90 in June 2001 to a low of $0.37 in April 2003. If our revenues do not grow or grow more slowly than we anticipate, or if operating expenditures exceed our expectations or cannot be adjusted accordingly, the market price of our common stock could be materially and adversely affected. In addition, the market price of our common stock has been in the past and could in the future be materially and adversely affected for reasons unrelated to our specific business or results of operations. General market price declines or volatility in the future could adversely affect the price of our common stock. In addition, short-term trading strategies of certain investors can also have a significant effect on the price of specific securities. In addition, the trading price of the common stock may be influenced by a number of factors, including the liquidity of the market for the common stock, investor perceptions of us and the equipment financing industry in general, variations in our quarterly operating results, interest rate fluctuations and general economic and other conditions. Moreover, the stock market recently has experienced significant price and value fluctuations, which have not necessarily been related to corporate operating performance. The volatility of the stock market could adversely affect the market price of the common stock and our ability to raise funds in the public markets.

We do not currently pay dividends on our common stock and there is no assurance that we will do so in the future.

During the fourth quarter of 2002, our Board of Directors suspended the future payment of dividends on our common stock to comply with our banking agreements at the time. Currently, the terms of our credit facilities restrict the ability of our subsidiaries to pay dividends to us, which in turn may restrict our ability to pay dividends to our shareholders even if our Board of Directors decided to resume paying dividends. The terms of any debt covenants to which we may be subject in the future may also contain certain restrictions on the payment of dividends on our common stock. The decision as to the amount and timing of future dividends we may pay, if any, will be made at the discretion of our Board of Directors in light of our financial condition, capital requirements, earnings and prospects and any restrictions under our credit facilities or subordinated debt agreements, as well as other factors the Board of Directors may deem relevant. We can give you no assurance as to the amount and timing of payment of future dividends.

                                 USE OF PROCEEDS

If the selling stockholders exercise the warrants in full for cash to purchase the shares registered under this registration statement, we will receive gross proceeds of $1,420,367. The warrants held by Ampac Capital Solutions, LLC, representing the right to purchase 302,342 of our common shares, may, at the holder's option, be exercised by making a payment in shares of our common stock instead of cash, in which case we would not receive any proceeds from the exercise. We intend to use any net proceeds we receive upon exercise of the warrants primarily for working capital and general corporate purposes, which may include servicing our debt or originating new leases, contracts and loans.

                              SELLING STOCKHOLDERS

The shares of common stock being offered by the selling stockholders are issuable pursuant to certain warrants dated June 10, 2004 and September 29, 2004, which were issued to lenders under our debt facilities entered into on those dates.

First, we issued warrants representing the right to purchase up to 302,342 shares of our common stock to Ampac Capital Solutions, LLC (or Ampac) and warrants representing the right to purchase up to 100,000 shares of our common stock to Acorn Capital Group, LLC (or Acorn) on June 10, 2004, as part of our refinancing of our credit facility as of the same date through our new wholly-owned subsidiary, TimePayment Corp. LLC. The refinancing included a new credit agreement between TimePayment and Acorn, which provides for a secured line of credit of up to $8 million. At the same time, TimePayment signed a note purchase agreement with Ampac which provides for a loan to TimePayment of up to $2 million in two installments: At the closing of the note purchase agreement, TimePayment issued a note for $1.5 million to Ampac, with the balance of $0.5 million due in a second installment 90 days after the first installment, subject to the representations and warranties of the agreement then being correct and certain other conditions.

In connection with the note purchase agreement, we issued two warrants to Ampac:

      - One warrant is exercisable for an aggregate of up to 191,685 shares of our common stock, at an exercise price of $2.91 per share. It is exercisable in amounts of at least 50,000 (or, if less than 50,000 shares remain issuable, all remaining shares issuable under the warrant).

      - The second warrant is exercisable for aggregate of up to 110,657 shares of our common stock, at an exercise price of $2.00 per share. It is exercisable in amounts of at least 30,000 (or, if less than 30,000 shares remain issuable, all remaining shares issuable under the warrant).

Each of the warrants is exercisable at any time between December 9, 2004 and June 10, 2007. Each of the warrants provides that, in lieu of paying the exercise price in cash, the holder may elect to receive the net value of the warrant in shares of common stock, by multiplying the number of shares underlying the warrant for which the election is made by a fraction, the numerator of which is the difference between the fair market value of one of our common shares (based on average closing prices over the five consecutive trading days before the exercise) and the exercise price per share of the applicable warrant, and the denominator of which is the fair market value of one of our common shares. Each of the warrants provides for the adjustment of the exercise price in the event of stock splits, recapitalizations and similar events.

In connection with the credit agreement, we issued a warrant to Acorn covering 100,000 shares with an exercise price of $6 per share. This warrant is exercisable at any time between December 9, 2004 and June 10, 2007. It is exercisable in amounts of at least 25,000 shares at a time (or, if less than 25,000 shares remain issuable, all remaining shares issuable under the warrant). The warrant also provides for the adjustment of the exercise price in the event of stock splits, recapitalizations and similar events. For additional information regarding the refinancing of our credit facility in June 2004 and the issuance of the warrants, see "Our Business" above and our most recent quarterly report on Form 10-Q incorporated by reference into this prospectus.

Finally, we issued warrants representing the right to purchase 50,000 shares of our common stock to The CIT Group/Commercial Services, Inc., as a lender and agent under our new $30 million revolving credit facility, on September 29, 2004.

This warrant for 50,000 shares is immediately exercisable for cash, at an exercise price of $0.825 per share. The warrant provides for the adjustment of the exercise price in the event of stock splits, recapitalizations and similar events. For additional information regarding the signing of the new revolving credit facility in September 2004 and the issuance of the warrant, see "Our Business" above and our most recent quarterly report on Form 10-Q incorporated by reference into this prospectus.

We are registering the shares of common stock in order to permit the selling stockholders to offer the shares they may receive upon exercise of the warrants for resale from time to time. Except for the transactions relating to the refinancing and lending transactions described above, and the ownership of the warrants, the selling stockholders have not had any material relationship with us within the past three years.

The table below lists the selling stockholders and other information regarding the beneficial ownership of the common stock by each of the selling stockholders. The second column lists the number of shares of common stock beneficially owned by each selling stockholder, based on its ownership of the warrants pursuant to the related lending transaction, as of January 10, 2005.

The third column lists the number of warrants held by each selling stockholder. The fourth column lists the number of shares of common stock being offered by this prospectus by each selling stockholder. The fifth column assumes the sale of all of the shares of common stock offered by the selling stockholders pursuant to this prospectus.

The selling stockholders may sell all, some or none of their shares in this offering. See "Plan of Distribution."

                                                                                       Total Number
                                          Number of Shares                           of Shares and/or            Beneficial
                                         Beneficially Owned                               Shares                  Ownership
                                           Prior to the          Number of Shares       Underlying            After Offering(1)(2)
               Name of                       Offering            Acquirable Upon         Warrants            ----------------------
         Selling Stockholder                   (1)            Exercise of Warrants     Being Offered         Number        Percent
         -------------------             ------------------   --------------------     -------------         ------        -------
Acorn Capital Group, LLC                    100,000                 100,000                 100,000             --             --

Ampac Capital Solutions, LLC                302,342                 302,342                 302,342             --             --

The CIT Group/Commercial Services, Inc.      50,000                  50,000                  50,000             --             --

Totals:                                     352,342                 352,342                 352,342             --             --

(1) "Beneficial ownership," as determined in accordance with the rules of the Securities and Exchange Commission, generally includes voting or investment power with respect to shares of our common stock that a person has the right to acquire within 60 days after the date of measurement.

(2) Assumes the sale of all shares offered in this prospectus and no other purchases or sales of shares.

                              PLAN OF DISTRIBUTION

The selling stockholders may, from time to time, sell any or all of their shares of common stock acquired upon exercise of the warrants on any stock exchange, market or trading facility on which the shares are traded or in private transactions. These sales may be at fixed or negotiated prices. The selling stockholders may use any one or more of the following methods when selling shares:

- ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

- block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

- purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

- an exchange distribution in accordance with the rules of the applicable exchange;

-     privately negotiated transactions;

-     short sales;

- broker-dealers may agree with a selling stockholder to sell a specified number of such shares at a stipulated price per share;

-     a combination of any such methods of sale; and

-     any other method permitted pursuant to applicable law.

The selling stockholders may also sell shares under Rule 144 under the Securities Act, if available, rather than under this prospectus.

After the effective date of the registration statement, the selling stockholders may also engage in short sales against the box, puts and calls and other transactions in our securities or derivatives of our securities and may sell or deliver shares in connection with these trades.

Broker-dealers engaged by the selling stockholders may arrange for other brokers-dealers to participate in sales. Broker-dealers may receive commissions or discounts from the selling stockholders (or, if any broker-dealer acts as agent for the purchaser of shares, from the purchaser) in amounts to be negotiated. The selling stockholders do not expect these commissions and discounts to exceed what is customary in the types of transactions involved. Any profits on the resale of shares of common stock by a broker-dealer acting as principal might be deemed to be underwriting discounts or commissions under the Securities Act. Discounts, concessions, commissions and similar selling expenses, if any, attributable to the sale of shares will be borne by the selling stockholders. The selling stockholders may agree to indemnify any agent, dealer or broker-dealer that participates in transactions involving sales of the shares if liabilities are imposed on that person under the Securities Act.

The selling stockholders may from time to time pledge or grant a security interest in some or all of the shares of common stock beneficially owned by them and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell the shares of common stock from time to time under this prospectus after we have filed an amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act of 1933 amending the list of selling stockholders to include the pledgee, transferee or other successors in interest as selling stockholders under this prospectus.

The selling stockholders also may transfer the shares of common stock in other circumstances, in which case the transferees, pledgees or other successors in interest will be the selling beneficial owners for purposes of this prospectus and may sell the shares of common stock from time to time under this prospectus after we have filed an amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act of 1933 amending the list of selling stockholders to include the pledgee, transferee or other successors in interest as selling stockholders under this prospectus.

The selling stockholders and any broker-dealers or agents that are involved in selling the shares of common stock may be deemed to be "underwriters" within the meaning of the Securities Act in connection with such sales. In such event, any commissions received by such broker-dealers or agents and any profit on the resale of the shares of common stock purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act. Each selling stockholder has advised us that it has acquired its securities in the ordinary course of business and it has not entered into any agreements, understandings or arrangements with any underwriters or broker-dealers regarding the sale of its shares of common stock, nor is there an underwriter or coordinating broker acting in connection with a proposed sale of shares of common stock by such selling stockholder. If we are notified by any selling stockholder that any material arrangement has been entered into with a broker-dealer for the sale of shares of common stock, if required, we will file a supplement to this prospectus. If a selling stockholder uses this prospectus for any sale of the shares of common stock, it will be subject to the prospectus delivery requirements of the Securities Act.

We are required to pay all fees and expenses incident to the registration of the shares of common stock. We have agreed to indemnify the selling stockholders against certain losses, claims, damages and liabilities, including liabilities under the Securities Act.

The selling stockholders will be subject to applicable provisions of the Exchange Act of 1934, including the anti-manipulation rules of Regulation M, which provisions may limit the timing of purchases and sales of our shares by the selling stockholders.

                                  LEGAL MATTERS

The validity of the shares of our common stock offered by the selling stockholders will be passed upon by the law firm of Edwards & Angell, LLP, Providence, Rhode Island.

                                     EXPERTS

The financial statements and the related financial statement schedules incorporated in this prospectus by reference from our Annual Report on Form 10-K for the year ended December 31, 2003 have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report, which is incorporated herein by reference, and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

                       WHERE YOU CAN FIND MORE INFORMATION

We have filed a registration statement with the Securities and Exchange Commission under the Securities Act of 1933, as amended, with respect to the shares of our common stock offered by this prospectus. This prospectus is part of that registration statement and does not contain all the information included in the registration statement. For further information with respect to our common stock and us, you should refer to the registration statement and its exhibits. Portions of the exhibits have been omitted as permitted by the rules and regulations of the Securities and Exchange Commission. Statements made in this prospectus as to the contents of any contract, agreement or other document referred to are not necessarily complete. In each instance, we refer you to the copy of the contracts or other documents filed as an exhibit to the registration statement, and these statements are hereby qualified in their entirety by reference to the contract or document.

The registration statement may be inspected and copied at the public reference facilities maintained by the Securities and Exchange Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549 and the Regional Offices at the Commission located in the Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661, and at 233 Broadway, New York, New York 10279. Copies of those filings can be obtained from the Commission's Public Reference Section, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates and may also be obtained from the web site that the Commission maintains at http://www.sec.gov. You may also call the Commission at 1-800-SEC-0330 for more information.

We file annual, quarterly and current reports and other information with the Securities and Exchange Commission. You may read and copy any reports, statements or other information on file at the Commission's public reference room in Washington, D.C. You can request copies of those documents upon payment of a duplicating fee, by writing to the Securities and Exchange Commission.

Our common stock is traded on the New York Stock Exchange. Material filed by us can be inspected at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005.

The SEC allows us to incorporate by reference the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus, and information that we file later with the SEC will automatically update and supersede previously filed information, including information contained in this document.

We incorporate by reference the documents listed below and any future filings we will make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended (excluding information furnished in filings made under Items 2.02 or 7.01 of Form 8-K), until this offering has been completed:

      - Our Annual Report on Form 10-K for the fiscal year ended December 31, 2003, filed on March 30, 2004.

      - Our Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2004, filed on May 14, 2004.

      - Our Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2004, filed on August 13, 2004.

      - Our Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2004, filed on November 15, 2004.

      - Our Current Reports on Form 8-K filed on May 28, 2004, June 15, 2004, July 8, 2004, August 5, 2004, September 3, 2004, October 5,
            2004 and December 2, 2004.

      - The description of our common stock contained in our Registration Statement on Form S-1 (Registration No. 333-56639), as filed with the SEC on June 9, 1998, and any amendment or report subsequently filed by us for the purpose of updating that description.

You may request free copies of these filings by writing or telephoning us at the following address:

                               MicroFinancial Incorporated
                               10-M Commerce Way
                               Woburn, Massachusetts  01801
                               Telephone: (781) 994-4800
                               Attention: Chief Financial Officer